UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: April 30, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#Q1_2019

30 April 2019

Ramon Fernandez
Deputy CEO, Finance, Performance and Europe

Disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: disclosure or inappropriate modification of the personal data of Orange's customers, risks relating to the development of its banking activities and of mobile financial services, Orange's exposure to geopolitical, macroeconomic, regulatory and corruption risks, the risk of not being able to maintain control over customer relations when facing competition with the OTT players, the success of Orange's strategy of diversification to find new sources of growth, network or software failures as a result of cyber-attacks, various frauds that may target the Company or its customers, its dependence on a limited number of critical suppliers, damage caused to its installations and infrastructures due to natural disasters or intentional damage, risks relating to its brand strategy, its ability to retain the necessary skills due to numerous employee retirements and changes in its businesses, possible adverse health effects from exposure to electromagnetic fields from telecommunications equipment, various human factors related to psycho-social risks and to personal safety, fiscal and regulatory constraints and changes, the results of litigation regarding in particular regulations and competition, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the carrying value of certain assets and resulting in their impairment, and credit risks and/or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on March 21, 2019 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 16, 2019 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments

Section one
Q1 2019 highlights

Q1 2019 Group achievements

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"



Revenue

€ 10.2 bn

Q1 19 yoy growth



+0.4%
-0.1%
actual
excluding ePresse / AudioBook

EBITDAaL*

€ 2.6 bn

Q1 19 yoy growth



+2.8%
+0.7%
actual
excluding ePresse / AudioBook

Telecom EBITDAaL
excl. ePresse / Audio Book

+3.3% yoy

eCAPEX

€1.6 bn

Investment efforts maintained to preserve competitive edge in connectivity

Group	Telecom
Q1 2019 eCAPEX **€1.6bn** + 8.4% yoy + €127m yoy	**+8.7%** **+€130m** yoy
	As % of rev. **15.9%** +1.3pt yoy

4G coverage

Population covered in %


Poland
99.8%
Belgium
99.7%
France
99.0%
Moldova
98.0%
Spain
96.9%
Romania
96.9%
Slovakia
94.2%

VHBB connectable homes*


yoy
Spain
14.1 m
+15%
France
12.4 m
+29%
Poland
3.5 m
+32%

* VHBB > 100 Mbps

Solid commercial momentum driven by Convergence, VHBB and 4G

VHBB > 100 Mbps

Details on convergence on slide 18



Convergence

10.5m* customers — **+5%** yoy

Leader in Europe

€1.7bn* revenue — **+5%** yoy

VHBB

6.7m customers — **+31%** yoy

4G

59m** customers — **+23%** yoy

Launch of **Connected Home** and **Protected Home**

orange bank

287k customers in France

Launch **premium card**

*Group. In France, Open only **Including 4G customer base revision in Spain

Section two
Business review

Q1 2019 France

Growth in convergent and wholesale services. Total revenues impacted by ePresse/Audio books headwind and by equipment sales

in €m	Q1 19	Q1 18 cb	yoy cb
Revenues	**4,407**	**4,489**	**-1.8%**
Retail services (B2C+B2B)	2,692	2,763	-2.6%
Convergent services*	1,072	1,046	+2.5%
Mobile only services	586	618	-5.2%
Fixed only services	1,034	1,099	-5.9%
Fixed only broadband services	667	678	-1.6%
Fixed only narrowband services	367	421	-12.9%
Wholesale	1,300	1,288	+0.9%
Equipment sales	297	317	-6.4%
Other revenues	117	121	-2.8%

*B2C only

Q1'19 yoy growth excl. ePresse/Audio book :

- Total revenues ▶ -0.7%
- Retail services excl. PSTN ▶ +1.6%
- Convergent services ▶ +5.6%

Convergent quarterly B2C ARPO (in €)**



ePresse/A.B.
excl. ePresse/A.B. impact
67.5
66.5
67.8
68.0
67.0
65.5
65.9
66.4
66.6
66.8
+1.31
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19

Mobile only quarterly ARPO (in €)



ePresse/A.B.
excl. ePresse/A.B. impact
17.0
17.0
17.2
16.9
16.9
16.7
16.9
17.0
16.7
16.9
+0.14
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19

Broadband only quarterly ARPO (in €)



ePresse/A.B.
excl. ePresse/A.B. impact
37.5
37.2
37.4
37.0
36.4
36.7
36.9
36.8
36.3
36.3
-0.32
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19

** Open customers only

Q1 2019 France commercial performance

Strong net adds in broadband and resilience in mobile despite a very competitive environment

Mobile contract net adds (in '000s) and churn rate



net adds excl M2M
quarterly churn rate in %
13.0%
12.3%
+56
+136
+82
+111
+19
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19

4G 99% of 4G population coverage (+2.0pts yoy) #1 position

81% of B2C voice contract customers have a 4G plan (+6pts yoy)

+2.3% Number of mobile lines per convergent offer (Q1 yoy growth)

59.4% of broadband B2C Customers are on convergent offers (Open + Sosh) (-0.3pt yoy)

55% of broadband B2C Customers are on Open convergent offers (+0.5pt yoy)

Fixed BB net adds (in '000s)



FTTH
ADSL and others
+57
+36
+68
+71
+49
+130
+119
+157
+186
+168
-73
-84
-89
-116
-119
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19

42% of FTTH net adds are new clients

12.4m of FTTH connectable homes (+29% yoy)

2.8m of FTTH customers (+30% yoy)

+4.1pts Growth of B2C broadband convergent customer premium** mix, yoy

**Livebox Up, former Play and Jet

Q1 2019 Spain

Topline and convergent ARPO grew supported by a value strategy in a very competitive market

in €m	Q1 19	Q1 18 cb	yoy cb
Revenues	**1,318**	**1,312**	**+0.4%**
Retail services	953	947	+0.7%
Convergent services*	530	524	+1.2%
Mobile only services	296	301	-1.4%
Fixed only services	125	122	+2.5%
Wholesale	210	178	+17.7%
Equipment sales	155	187	-17.1%

*B2C only


84% Convergence as % of broadband B2C customer base
73% Fiber penetration in BB customer base
66% 4G penetration in mobile customer base
17% TV penetration in BB customer base

FTTH net adds
in '000s


+169
+135
+158
+162
+114
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19

Convergent ARPO
yoy growth


+3.8%
+0.8%
-0.3%
+1.0%
+1.8%
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19

Orange and Vodafone to strengthen their network sharing partnership in Spain including 5G sharing

National mobile active network sharing over 14.800 mobile sites

Multi-technologies
2G, 3G, 4G, **5G**

It excludes
23 main cities

Enhanced network coverage and capacity

Faster and more efficient 5G roll-out

Overall technologies network management improvement

Investment :
~300€m over 4 years
< 100€m in 2019

Gross saving :
~ 800€m over 10 years
OPEX and CAPEX

IRR > 3x WACC

Q1 2019 Europe

Convergence keeps driving ongoing momentum in retail services

in €m	Q1 19	Q1 18 bc	yoy cb
Revenues	**1,389**	**1,370**	**+1.4%**
Retail services	876	845	+3.6%
Convergent services*	142	100	+42.8%
Mobile only services	529	540	-2.0%
Fixed only services	165	175	-6.0%
IT & integration services	39	30	+31.3%
Wholesale	260	283	-8.1%
Equipment sales	203	206	-1.2%
Other revenues	51	37	+36.5%

*B2C only

Revenue evolution (in €m)



1,370
+43
-11
-11
+9
-23
-2
+14
1,389
Retail services : +3.6% yoy
Q1 18
Convergent
Mobile only
Fixed only
IT & integration
Wholesale
Equipment
Other
Q1 19

Belgium & Luxembourg, Retail services revenue evolution (yoy in %)



+6.2%
+7.2%
+10.1%
+9.8%
+13.5%
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19

Europe, mobile contract customer base
ex-M2M (in '000s)



Convergent
Mobile-only
% convergent
13%
+1.7%
17%
18,747
2,489
16,259
18,777
2,660
16,117
18,873
2,847
16,026
19,036
3,045
15,992
19,062
3,219
15,843
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19

Europe, Fixed Broadband customer base
(in '000s)



Convergent
Broadband-only
% convergent
45%
9.3%
52%
3,035
1,361
1,674
3,103
1,447
1,656
3,173
1,536
1,638
3,261
1,642
1,619
3,317
1,726
1,591
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19

Q1 2019 Africa & Middle East

Another quarter of outstanding growth sustained by a very solid retail dynamic

in €m	Q1 19	Q1 18 cb	yoy cb
Revenues	**1 349**	**1 282**	**+5.3%**
Retail services (B2C+B2B)	1 125	1 044	+7.8%
Mobile only services	1 005	933	+7.7%
Fixed only services	117	108	+8.1%
IT & integration services	3	3	+15.0%
Wholesale	197	207	-4.6%
Equipment sales	21	21	+1.7%
Other revenues	6	10	-41.6%

17.6m 4G customers — **+50% yoy**

> 2/3 of mobile only revenue growth in Q1 19 from Data

> 80% of revenue comes from sustainably solid retail services

Revenue cb yoy growth in %



Retail services
Total MEA
6.3%
8.5%
7.7%
6.7%
7.2%
7.8%
3.0%
6.2%
5.2%
3.7%
5.2%
5.3%
FY 17
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19

>1/4 of growth coming from **new operations***

>1/3 of 41m Orange Money customers are active **

Active customers in millions, yoy growth in %



+20%
12.9
13.6
13.6
15.1
15.5
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19

* Namely DRC, Burkina Faso, Liberia and Sierra Leone

** At least 1 transaction a month

Q1 2019 Enterprise

2nd quarter of growth in a row driven by the performance of IT&IS and data

in €m	Q1 19	Q1 18 cb	yoy cb
Revenues	**1 831**	**1 821**	**+0.6%**
Fixed only services	986	997	-1.1%
voice	327	347	-6.0%
data	659	649	+1.5%
IT & integration services	609	582	+4.6%
Mobile*	237	242	-2.3%

*Mobile = Mobile Only Services + Equipment Sales + Wholesale

Revenues growth fueled by IT&IS (yoy in %)



TOTAL
fixed only
mobile only
IT&IS
10%
5%
0%
-5%
-10%
-15%
-1.3%
+1.3%
-2.2%
+1.2%
+0.6%
Q118
Q218
Q318
Q418
Q119
Significant equipment contract (3Q17)

Cyberdefense +30% yoy Revenue growth in Q1 19

Acquisition of SecureData, largest independent managed cybersecurity service provider in the UK

Leader of Global Network Service Providers (Gartner Magic Quadrant) driven by SDWAN success

Section three
2019 guidance

Guidance

Excluding the impact from the network sharing deal with Vodafone

	2019
EBITDAaL	Slight growth
eCAPEX [1]	Slight decrease from 2018 peak
Operating Cash Flow [2]	Growth
Net debt [3] / EBITDAaL (telecom)	Around 2x in the medium term
Dividend [4]	Floor of €70 cent

[1] Economic CAPEX
[2] EBITDAaL – Economic CAPEX
[3] Excluding IFRS16 lease liabilities
[4] Subject to shareholders' approval

Appendices

Convergence, the bedrock of our strategy

€ 1.7bn Convergent services revenues in Q1 2019

+4.6% yoy



Convergent B2C customer base in million

% of broadband B2C customer base


France*
5.52
5.56
5.61
5.65
5.70
54%
55%
Q1 18 Q2 18 Q3 18 Q4 18 Q1 19
Spain
3.14 3.13 3.12 3.12 3.08
85%
84%
Q1 18 Q2 18 Q3 18 Q4 18 Q1 19
Poland
1.09
1.14
1.18
1.24
1.28
52%
59%
Q1 18 Q2 18 Q3 18 Q4 18 Q1 19

Churn improvement with convergence in Q1**

France	Spain	Poland
-3pts	-3pts	-4pts

Quarterly convergent ARPO, in €/month in Q1

France	Spain	Poland
67.0€	58.1€	23.6€
-0.8% yoy	+1,8% yoy	+0,7% yoy***

Number of mobile lines per convergent offer (Q1 yoy growth)

France	Spain	Poland
1.64	1.90	1.91
+2.3% yoy	+2.1% yoy	-0.4% yoy

* cb Open customers only

** Churn differential between convergent B2C customers and total fixed BB B2C customers

*** YoY evolution calculated in local currency